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                               April 28, 2022

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed April 20,
2022
                                                            File No. 333-260565

       Dear Mr. Bender:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-1 filed April 20, 2022

       Prospectus Summary, page 1

   1. We note your disclosure of one grade 4 treatment related adverse event reported in your
                                                        Phase 1 study. Please
expand your disclosure to describe the type of adverse event observed.
       Business, page 52

   2. Please clarify the meaning and significance of scientific or technical terms the first time they are used to ensure
that lay readers will understand the disclosure. For example, please explain the
meaning of neutrophil decrease, STS, MTD and cosmesis.
 Lewis Bender
FirstName   LastNameLewis
Intensity Therapeutics, Inc. Bender
Comapany
April       NameIntensity Therapeutics, Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Daniel Woodard, Esq.